1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 27 2015	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE NINTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the ninth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 23 July 2015 by way of written notices or e-mails. The meeting was held on 27 July 2015 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of correspondence. Ten directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, departmental rules, normative documents, and the articles of association of the Company (the “Articles of Association”).

The ten Directors present at the meeting agreed and passed the following resolutions:

1.	Approved the “Resolution on the Discussion and Consideration of the Acquisition of 100% of Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd.”

(1)	Approved the Company to acquire 100% of equity interest in Yankuang Donghua Heavy Industry Co., Ltd. (“Donghua Heavy Industry”) held by Yankuang Group Co., Ltd. (“Yankuang Group”) with a transaction price of RMB676,045,800;

(2)	Approved the Company to enter into an equity transfer agreement and the land lease agreement(s) relating to such transaction with Yankuang Group; and

(3)	The director of the Company and Chief Financial Officer, Mr. Wu Yuxiang is authorized to conduct all specific actions related to the transaction on behalf of Yanzhou Coal, including but not limited to signing the equity transfer agreement and other agreements and legal documents relating to the transaction, and has the right to make necessary revision to the relevant agreements and legal documents; he is responsible for the organization and handling of the matters such as the relevant examination and approval, archival filing and equity alteration registration.

As this resolution involved a connected transaction, one related Director abstained from voting while the remaining nine Directors unanimously approved the resolution.

The independent Directors gave prior consent in relation to the submission of this resolution to the Board for consideration and gave their independent opinions on this matter.

For details, please refer to the Connected Transaction Announcement on 27 July 2015 of the Company. This Announcement was also posted on the websites of Shanghai Stock Exchange and the Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

2.	Approved the “Resolution on the Establishment of the Futures Finance Department and the Promotion of Hedging Business”

(1)	Approved the establishment of the Futures Finance Department; to be the executive institution of the Company for the professional operation of futures business;

(2)	Authorized the management to amend and improve the system of hedging related business; and

(3)	Approved the adjustment on the scope of the hedging products and the trading scheme in 2015 of the Company.

To change the hedging business of the Company as considered and approved on the seventh meeting of the sixth session of the Board on 27 March 2015: “The maximum amount of holding for thermal coal futures hedging business is 2 million tons and the largest margin should be no more than RMB500 million, with a loss limit of 20%” to:

(1) For the hedging business of thermal coal and its associated products, the maximum amount of holding in 2015 is 2 million tons and the largest margin should be no more than RMB500 million, with a loss limit of 20%;

(2) For the hedging business of methanol products, the maximum amount of holding in 2015 is 60,000 tons and the largest margin should be no more than RMB100 million, with a loss limit of 20%;

(3) For the hedging business of other trade products, bulk purchase supplies and related products, the maximum amount of holding in 2015 the largest margin should be no more than RMB100 million, with a loss limit of 20% According to the operation and production of the Company and the actual work needed, the Futures Business Executive Committee will propose a plan and execute such plan after fulfilling the relevant approval process.

Any business which falls outside the authorized scope above will be subject to the approval procedures of the Board or the general meeting of shareholders of the Company.

The independent Directors gave independent opinions on the establishment of the futures finance department and the promotion of hedging business.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

27 July 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC